UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

37A, Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

GLOBANT S.A.

FORM 6-K

Committee Change

On August 11, 2021, the board of directors of Globant S.A. (the “Company”) appointed Ms. Maria Pinelli to the audit committee of the Company, in substitution of Ms. Linda Rottenberg. Consequently, the audit committee will be composed of Ms. Pinelli and Messrs. Philip A. Odeen and Mario Eduardo Vázquez, with Mr. Vázquez serving as the chairman of the audit committee and the audit committee financial expert as currently defined under applicable SEC rules. Ms. Pinelli satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well as under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Ms. Linda Rottenberg will continue to serve as chairwoman of the corporate governance and nominating committee.

Earnings Release

The Company is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release, dated August 12, 2021, entitled “Globant Reports 2021 Second Quarter Financial Results ⸺ Strong Performance Amid Robust Demand Environment.”

Incorporation by Reference

The unaudited condensed interim consolidated statement of comprehensive income, unaudited condensed interim consolidated statements of financial position, unaudited supplemental non-IFRS financial information and unaudited schedule of supplemental information contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022 and 333-255113), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ JUAN URTHIAGUE
	Name:	Juan Urthiague
	Title:	Chief Financial Officer

Date: August 12, 2021